Filed Pursuant to Rule 433

Registration No. 333-231716

March 9, 2021

PartnerRe Ltd.

4.875% FIXED RATE NON-CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES J

March 9, 2021

Final Term Sheet

The following information relates only to PartnerRe Ltd.’s offering (the “Offering”) of its 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Stock, Series J, and should be read together with the preliminary prospectus supplement dated March 9, 2021, relating to this Offering and the accompanying prospectus dated June 6, 2019, including the documents incorporated by reference therein

Issuer:	PartnerRe Ltd.

Security Type:	4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J (the “Series J Preferred Shares”)

Anticipated Ratings (Moody’s / S&P):*	Baa2 (stable outlook) / BBB (negative outlook)

Size:	8,000,000 Series J Preferred Shares ($200,000,000 aggregate liquidation value)

Trade Date:	March 9, 2021

Settlement Date:**	March 15, 2021 (T+4)

Maturity:	Perpetual

Offering Price Per Share:	$25.00

Liquidation Value:	$25.00 per Series J Preferred Share

Dividend Payment Dates:	When, as and if declared by the Issuer’s board of directors or a duly authorized committee thereof, on a non-cumulative basis, quarterly in arrears, on March 15, June 15, September 15 and December 15 of each year, commencing on June 15, 2021

Dividend Rate (non-cumulative):	From and including the Settlement Date, at an annual rate of 4.875%, only when, as and if declared

Day Count:	30/360

Optional Redemption:

•     The Series J Preferred Shares are not redeemable prior to March 15, 2026, except in whole but not in part, with the approval of the “Applicable Supervisor” (as defined in the preliminary prospectus supplement) and only in specified circumstances relating to certain voting events or tax events or if within 90 days as a result of certain events a “capital disqualification event” or a “rating agency event” occurs (at such prices set forth and as each term is defined in the preliminary prospectus supplement).

•     On and after March 15, 2026, the Series J Preferred Shares will be redeemable at the Issuer’s option, in whole or from time to time in part, at a redemption price equal to $25.00 per Series J Preferred Share, plus declared and unpaid dividends, if any, without regard to any undeclared dividends, to, but excluding, the redemption date.

•     Redemption of the Series J Preferred Shares at any time is subject to the condition that the Issuer has sufficient funds in order to meet the Enhanced Capital Requirement (as defined in the preliminary prospectus supplement) under the capital guidelines and applicable regulations of the Applicable Supervisor or the Issuer replaces the capital represented by the Series J Preferred Shares to be redeemed with capital having equal or better capital treatment under the capital guidelines and applicable regulations of the Applicable Supervisor.

Public Offering Price:	$25.00 per Series J Preferred Share; $200,000,000 total

Underwriting Discounts:	$0.7875 per Series J Preferred Share for retail orders; $3,346,875.00 total; and $0.5000 per Series J Preferred Share for institutional orders; $1,875,000.00 total

Proceeds, before expenses:	$194,778,125.00

Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the Series J Preferred Shares for general corporate purposes, which may include the redemption or repurchase in part of the Issuer’s outstanding preferred shares.

Expected Listing:	Application will be made to list the Series J Preferred Shares on the New York Stock Exchange under the symbol “PRE PR J.”

CUSIP / ISIN:	G68603 169 / BMG686031698

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Joint Senior Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

Joint Managers:	BMO Capital Markets Corp. nabSecurities, LLC

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the Series J Preferred Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
**	PartnerRe Ltd. expects that delivery of the Series J Preferred Shares will be made to investors on or about March 15, 2021 which will be the fourth business day following the date of this pricing term sheet (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series J Preferred Shares on any date prior to the date that is two business days prior to the delivery of the Series J Preferred Shares will be required, by virtue of the fact that the Series J Preferred Shares initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisor.

Partner Re Ltd. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by calling or emailing BofA Securities, Inc. toll-free at 1-800-294-1322 or dg.prospectus_requests@bofa.com, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or prospectus@morganstanley.com, UBS Securities LLC toll-free at 1-888-827-7275 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.